Mail Stop 7010

July 29, 2005

Via U.S. mail and facsimile

Mr. Thomas Lam
President and Chief Executive Officer
Poly-Pacific International, Inc.
Unit A, 4755 Zinfandel Court
Ontario, CA 91761

Re: Poly-Pacific International, Inc.
Registration Statement on Form 20-FR
File No. 000-51180

Dear Mr. Lam:

    We have completed our review of the filings referenced above and
have no further comments at this time.

    If you have any questions, please do not hesitate to call Andrew
Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence,
Chris Edwards, Special Counsel, at (202) 551-3742 with any other
questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Richard Nobbs
Poly-Pacific International, Inc.
14022 - 106 AVENUE
Edmonton, AB
T5N 1B2, Canada

Mr. Michael Williams, Esq.
Williams Law Group, P.A.
2503 W. Gardner Ct.
Tampa, FL 33611
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